===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________
                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)

                              PICO Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   693366205
                                 (CUSIP Number)

                               Thomas D. Mueller
              Chief Operating Officer and Chief Compliance Officer
                      462 South Fourth Street, Suite 1600
                              Louisville, KY 40202
                                 (502) 371-4100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 24, 2015
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

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


--------- ----------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS

        RIVER ROAD ASSET MANAGEMENT, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------- ----------------------------------------------------------------------
3 SEC USE ONLY

--------- ----------------------------------------------------------------------
4 SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5 CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) or 2(e)                                             [_]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
----------------------- ------ -------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                1,652,313
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                NONE
         EACH           --------------------------------------------------------
       REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON WITH              2,054,050
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               NONE
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,054,050
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IA
--------- ----------------------------------------------------------------------

                              (Page 2 of 19 Pages)
ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $0.001 per share (the "Stock"), of PICO Holdings, Inc. (the "Issuer"). The principle executive office of the Issuer is located at the following address:

PICO HOLDINGS, INC.
7979 IVANHOE AVENUE, SUITE 300
LA JOLLA, CALIFORNIA 92037

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

     (a)  The name of the persons filing are:

          RIVER ROAD ASSET MANAGEMENT, LLC ("RRAM") (THE "FILER").

     (b)  The business address of the Filer is as follows:

          462 SOUTH FOURTH STREET, SUITE 1600, LOUISVILLE, KY 40202


     (c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other in which such employment is conducted: RRAM IS A SECURITIES AND EXCHANGE COMMISSION REGISTERED INVESTMENT ADVISOR.

          THE NAME, BUSINESS ADDRESS, BUSINESS ACTIVITY AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER ARE SET FORTH IN ANNEX A, WHICH IS INCORPORATED HEREIN BY REFERENCE.

     (d) During the last five years, none of the Filer, or the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filer, or the persons listed in Annex A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          RRAM IS ORGANIZED UNDER THE LAWS OF DELAWARE.

          THE CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER WHO IS A NATURAL PERSON IS SET FORTH IN ANNEX A HERETO, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $39,306,337.25.

                              (Page 3 of 19 Pages)

ITEM 4. PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filer may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of its clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filer may discuss such matters, and specifically may discuss board of director nominees and may suggest potential board of director nominees, with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filer materially modifying their ownership of the Stock. The Filer may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filer does not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer.

Certain officers of RRAM sent a letter on February 23, 2015 to Issuer's Board of Directors suggesting that management explore the sale of non-core assets and conduct a strategic review of its core business. Certain officers of RRAM sent a second letter on March 31, 2015 to Issuer's Board of Directors expressing support for various items announced by the Issuer on March 16, 2015 and suggesting additional disclosure from the Issuer regarding the Issuer's assets and urging the Board to execute a repurchase program. A copy of the second letter was attached as Exhibit A in Filer's Schedule 13D Amendment filed with the SEC on March 31, 2015.

On April 24, 2015, the Filer submitted a shareholder proposal to the Issuer for inclusion in the Issuer's proxy materials for its 2015 Annual Meeting. The proposal recommends that the Board of Directors take the steps necessary to declassify the Board. The filer may submit additional shareholder proposals regarding various governance matters in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 23,004,618 shares of Common Stock of the Issuer outstanding as of March 13, 2015, the Filer, or the persons listed in Annex A, may be deemed to beneficially own 2,054,050 or 8.9%, of the Issuer's outstanding shares of Common Stock.

(b) The Filer, or the persons listed in Annex A, have the sole power to vote or direct the vote of 1,652,313 shares of the Stock and to dispose or direct the disposition of 2,054,050 shares of the Stock that the Filers may be deemed to beneficially own.

(c) The Filer effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filer during the sixty days prior to and including April 24, 2015 (date range: February 24, 2015 through April 24,
     2015):

                             (Page 4 of 19 Pages)


(1) NAME   (2) DATE   (3) NUMBER    (4) PRICE    (5) HOW        WHERE TRANSACTED
                       OF SHARES     PER SHARE   TRANSACTED -
                       OF COMMON     OF COMMON    SELL OR BUY
                         STOCK         STOCK



RRAM        3/9/2015     3,033          17.15        Buy        RRAM Principal Place of Business

RRAM        3/9/2015     1,235          17.15        Buy        RRAM Principal Place of Business

RRAM        3/9/2015     2,097          17.15        Buy        RRAM Principal Place of Business

RRAM        3/9/2015     3,346          17.15        Buy        RRAM Principal Place of Business

RRAM       3/12/2015     7,000          16.81        Buy        RRAM Principal Place of Business

RRAM       3/12/2015     500            16.67        Buy        RRAM Principal Place of Business

RRAM       3/12/2015     204            16.67        Buy        RRAM Principal Place of Business

RRAM       3/12/2015     346            16.67        Buy        RRAM Principal Place of Business

RRAM       3/12/2015     552            16.67        Buy        RRAM Principal Place of Business

RRAM       3/17/2015     190            15.52        Buy        RRAM Principal Place of Business

RRAM       3/18/2015     1,240          15.20        Buy        RRAM Principal Place of Business

RRAM       3/18/2015     4,340          15.20        Buy        RRAM Principal Place of Business

RRAM       3/18/2015     25,570         15.20        Buy        RRAM Principal Place of Business

RRAM       3/18/2015     1,880          15.18        Buy        RRAM Principal Place of Business

RRAM       3/18/2015     5,840          15.20        Buy        RRAM Principal Place of Business

RRAM       3/18/2015     320            15.17        Buy        RRAM Principal Place of Business

RRAM       3/18/2015     70             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     210            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     60             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     770            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     290            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     30             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     160            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     100            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     10             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     80             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     50             15.15        Sell       RRAM Principal Place of Business

                            (Page 5 of 19 Pages)


RRAM       3/18/2015     120            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     870            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     770            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     550            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     150            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     30             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     80             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     70             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     100            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     60             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     70             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     20             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     40             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     20             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     70             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     100            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     70             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     160            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     102            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     92             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     440            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     70             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     40             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     40             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     70             15.15        Sell       RRAM Principal Place of Business

                            (Page 6 of 19 Pages)


RRAM       3/18/2015     50             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     70             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     80             15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     140            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     980            15.15        Sell       RRAM Principal Place of Business

RRAM       3/18/2015     54             15.15        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     147            15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     250            15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     161            15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     298            15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     446            15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     80             15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     80             15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     103            15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     96             15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     95             15.01        Sell       RRAM Principal Place of Business

RRAM       3/19/2015     444            15.01        Sell       RRAM Principal Place of Business

RRAM       3/20/2015     696            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     332            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     366            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     66             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     24             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     36             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     88             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     17             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     268            15.90        Buy        RRAM Principal Place of Business

                            (Page 7 of 19 Pages)


RRAM       3/20/2015     55             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     27             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     58             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     68             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     36             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     341            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     6              15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     521            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     13             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     303            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     991            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     81             15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     6              15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     107            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     108            15.90        Buy        RRAM Principal Place of Business

RRAM       3/20/2015     27             15.90        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     8,478          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     2,999          16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     4,038          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     1,429          16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     4,447          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     1,573          16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     801            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     283            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     300            16.08        Buy        RRAM Principal Place of Business

                            (Page 8 of 19 Pages)


RRAM       3/23/2015     106            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     440            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     155            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     1,067          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     378            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     215            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     76             16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     3,260          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     1,154          16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     664            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     235            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     338            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     119            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     695            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     245            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     825            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     292            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     440            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     155            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     4,154          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     1,470          16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     82             16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     29             16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     6,343          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     2,244          16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     171            16.08        Buy        RRAM Principal Place of Business

                            (Page 9 of 19 Pages)


RRAM       3/23/2015     60             16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     3,690          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     1,306          16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     12,068         16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     4,270          16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     985            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     349            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     85             16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     30             16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     1,303          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     461            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     1,306          16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     462            16.01        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     341            16.08        Buy        RRAM Principal Place of Business

RRAM       3/23/2015     120            16.01        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     10,886         16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     5,184          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     5,710          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     600            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     1,029          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     386            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     565            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     1,371          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     276            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     4,186          16.04        Buy        RRAM Principal Place of Business

                             (Page 10 of 19 Pages)


RRAM       3/24/2015     854            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     434            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     894            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     1,059          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     565            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     5,333          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     105            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     8,145          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     219            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     4,738          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     15,497         16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     1,265          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     110            16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     1,673          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     1,677          16.04        Buy        RRAM Principal Place of Business

RRAM       3/24/2015     439            16.04        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     9,362          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     4,882          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     3,330          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     400            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     541            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     199            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     340            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     1,352          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     127            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     1,727          16.16        Buy        RRAM Principal Place of Business

                            (Page 11 of 19 Pages)


RRAM       3/25/2015     565            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     204            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     873            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     550            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     267            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     5,280          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     55             16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     4,882          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     460            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     2,495          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     1,128          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     9,702          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     1,382          16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     117            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     798            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     833            16.16        Buy        RRAM Principal Place of Business

RRAM       3/25/2015     272            16.16        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     2,484          16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     1,296          16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     884            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     144            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     53             16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     90             16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     359            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     33             16.08        Buy        RRAM Principal Place of Business

                            (Page 12 of 19 Pages)


RRAM       3/26/2015     459            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     149            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     54             16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     231            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     146            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     71             16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     1,401          16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     14             16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     1,296          16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     122            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     662            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     300            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     356            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     144            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     247            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     393            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     2,575          16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     367            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     31             16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     212            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     220            16.08        Buy        RRAM Principal Place of Business

RRAM       3/26/2015     72             16.08        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     2,118          16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     984            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     717            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     115            16.16        Buy        RRAM Principal Place of Business

                            (Page 13 of 19 Pages)


RRAM       3/27/2015     42             16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     72             16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     289            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     28             16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     351            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     120            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     43             16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     192            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     118            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     55             16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     1,141          16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     12             16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     1,004          16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     105            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     535            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     141            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     169            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     68             16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     116            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     187            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     2,096          16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     291            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     27             16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     163            16.16        Buy        RRAM Principal Place of Business

RRAM       3/27/2015     170            16.16        Buy        RRAM Principal Place of Business

                            (Page 14 of 19 Pages)


RRAM       3/27/2015     59             16.16        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     6,427          16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     2,985          16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     2,173          16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     100            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     351            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     130            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     222            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     876            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     88             16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     1,065          16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     368            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     131            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     582            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     362            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     171            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     3,460          16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     37             16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     3,045          16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     320            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     1,621          16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     431            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     512            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     210            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     355            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     564            16.51        Buy        RRAM Principal Place of Business

                            (Page 15 of 19 Pages)


RRAM       3/30/2015     6,361          16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     880            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     84             16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     493            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     514            16.51        Buy        RRAM Principal Place of Business

RRAM       3/30/2015     180            16.51        Buy        RRAM Principal Place of Business

RRAM       3/31/2015     610            16.26        Buy        RRAM Principal Place of Business

RRAM       3/31/2015     1,000          16.07        Buy        RRAM Principal Place of Business

RRAM       3/31/2015     1,350          16.29        Buy        RRAM Principal Place of Business

RRAM       3/31/2015     280            16.27        Buy        RRAM Principal Place of Business

RRAM       3/31/2015     980            16.24        Buy        RRAM Principal Place of Business

RRAM       3/31/2015     310            16.34        Buy        RRAM Principal Place of Business

RRAM        4/7/2015     150            18.78        Buy        RRAM Principal Place of Business

RRAM        4/7/2015     90             18.78        Buy        RRAM Principal Place of Business

RRAM        4/7/2015     800            18.78        Buy        RRAM Principal Place of Business

RRAM        4/7/2015     520            18.78        Buy        RRAM Principal Place of Business

RRAM        4/8/2015     2,680          18.73        Buy        RRAM Principal Place of Business

RRAM       4/10/2015     5,000          18.42        Buy        RRAM Principal Place of Business

RRAM       4/13/2015     6,000          18.58        Buy        RRAM Principal Place of Business

RRAM       4/13/2015     720            18.58        Buy        RRAM Principal Place of Business

RRAM       4/15/2015     3,000          18.48        Buy        RRAM Principal Place of Business

RRAM       4/15/2015     80             18.48        Buy        RRAM Principal Place of Business

RRAM       4/23/2015     230            18.42        Buy        RRAM Principal Place of Business

RRAM       4/24/2015     1,500          18.38        Sell       RRAM Principal Place of Business




                            (Page 16 of 19 Pages)

The transactions noted above were purchases or sales of shares effected in the open market and the table includes commissions paid in per share prices.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.


                             (Page 17 of 19 Pages)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

ANNEX A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2015            RIVER ROAD ASSET MANAGEMENT, LLC,
                                  a Delaware limited liability company

                                  /s/  Thomas D. Mueller
                                  ------------------------
                                       By: Thomas D. Mueller
                                           Chief Operating Officer and
                                           Chief Compliance Officer




                             (Page 18 of 19 Pages)

Annex A
The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filer are set forth in Exhibit A hereto, which is incorporated herein by reference.


RIVER ROAD ASSET MANAGEMENT, LLC

NAME                 BUSINESS ADDRESS       BUSINESS ACTIVITY      PRESENT PRINCIPAL          CITIZENSHIP
                                                                   OCCUPATION OR EMPLOYMENT
Shircliff, James C.  462 S. 4th Street      Chief Investment       Chief Investment Officer   United States
                                            Officer
                     Suite 1600
                     Louisville, KY 40202

Beck, R. Andrew      462 S. 4th Street      President & CEO        President & CEO            United States
                     Suite 1600
                     Louisville, KY 40202

Sanders III, Henry   462 S. 4th Street      Executive Vice         Executive Vice President   United States
W.                                          President
                     Suite 1600
                     Louisville, KY 40202

Forsha, Thomas S.    462 S. 4th Street      Co-Chief Investment    Co-Chief Investment        United States
                                            Officer                Officer
                     Suite 1600
                     Louisville, KY 40202

Deuser, Greg E.      462 S. 4th Street      Chief Risk Officer     Chief Risk Officer         United States
                     Suite 1600
                     Louisville, KY 40202

Mueller, Thomas D.   462 S. 4th Street      Chief Operating        Chief Operating Officer    United States
                                            Officer and Chief      and Chief Compliance
                                            Compliance Officer     Officer
                     Suite 1600
                     Louisville, KY 40202

                             (Page 19 of 19 Pages)